Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Year Ended December 31
	2008	2007	2006	2005	2004

Loss before tax	$(10,609)	$(24,649)	$(7,076)	$(18,527)	$(12,745)
Add fixed charges included	5,736	5,932	5,989	4,778	1,859
Earnings, as adjusted	$(4,873)	$(18,717)	$(1,087)	$(13,749)	$(10,886)

Interest	$5,736	$5,932	$5,989	$4,778	$1,859
Total fixed charges	$5,736	$5,932	$5,989	$4,778	$1,859

Dividends on preferred stock	$1,551	$1,551	$1,551	$1,551	$1,540

Ratio of earnings to fixed charges	-	-	-	-	-

Ratio of earnings to combined fixed charges and preferred stock dividends	-	-	-	-	-

Deficiency of earnings available to cover fixed charges	$(10,609)	$(24,649)	$(7,076)	$(18,527)	$(12,745)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(12,160)	$(26,200)	$(8,627)	$(20,078)	$(14,285)